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                        [MAJESTIC STAR CASINO LETTERHEAD]


May 27, 2005


VIA EDGAR AND FACSIMILE

Mr. Joseph Foti
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:      THE MAJESTIC STAR CASINO, LLC
         FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
         COMMISSION FILE NO. 333-06489

Dear Mr. Foti:

On behalf of The Majestic Star Casino, LLC (the "Company"), we are responding to the Staff's comment letter dated April 27, 2005, with respect to our Form 10-K for the year ended December 31, 2004. This is to confirm your agreement that a response to the April 27th comment letter by May 31, 2005 would be deemed timely.

We have set forth below in italics each question contained in the April 27th comment letter, followed by our response thereto.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Commitments, page 39

1. We note from note 6 to the financial statements that you are required to pay the City of Gary, Indiana a 3% economic incentive in accordance with a development agreement entered into in 1996. In future filings, please include this obligation in the section of Contractual Commitments in MD&A by accruing your best estimate in the table and explaining your assumptions in a note, or by discussing the pertinent details of the obligation in the Contractual Commitments section of MD&A. See Item 303(a)(5) of Regulation S-K.

     RESPONSE: In future filings, we will discuss the pertinent details of our development agreement with the City of Gary, Indiana within the Contractual Commitments section of MD&A.


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Mr. Joseph Foti
May 27, 2005
Page 2


Financial Statements

Consolidated Statements of Operations, page F-4

2. We note your presentation of equity in loss of joint venture as part of operating income. Please review future filings to present the equity in this investment as a line item below operating income. See Rule 5-03(b)(13) of Regulation S-X.

     RESPONSE: The Company's Indiana riverboat operation ("Majestic Star") operates from the Buffington Harbor gaming complex, which we share with a Trump riverboat casino (the "Trump Casino"). The Company owns 50% of the equity interests of Buffington Harbor Riverboats, LLC ("BHR"), a joint venture with Trump Indiana, Inc. ("Trump Indiana"). BHR owns a two-level facility that provides a centralized location from which customers can board either Majestic Star or the Trump Casino. BHR also contains restaurants, gift shops, a VIP lounge and other amenities. BHR has no significant operating assets or liabilities other than the boarding facility and related amenities. Approximately 96% of BHR's assets are property and equipment and there is no third-party debt other than a capital lease in the amount of $388,492.

     The Company and Trump Indiana have each entered an agreement with BHR to use BHR for their respective gaming operations, and have committed to reimburse BHR for its cash operating losses, and fund BHR's capital expenditures and debt obligations. The Company and Trump Indiana share equally in the operating expenses relating to the BHR property, except for costs associated with those food and beverage operations not operated by third parties, and valet operations, which are allocated on a percentage of use by the casino customers of Majestic Star and Trump Casino. Accordingly, BHR has no independent operations and, after reimbursement of cash operating expenses each year, its only remaining operating loss is comprised of depreciation.

     Rule 5-03 of Regulation S-X indicates that the equity in earnings of a joint venture should be shown after the computation of operating income, and before net income in the presentation of the income statement. However, the rule indicates that "if justified by the circumstances, this item may be presented in a different position". We believe it appropriate to reflect the loss as a component of operating income, given the nature of the joint venture as an operational cost sharing arrangement, and the fact that the Company's share of BHR's losses is solely comprised of depreciation.

Notes to Financial Statements

Note 1. Organization, page F-8

3. We note from the Form 8-K filed December 31, 2003, that in connection with the spin-off of Barden Nevada, you entered into (1) a license agreement to allow the purchaser the right to use the name "Fitzgeralds", (2) a management services agreement, and (3) a one-year credit
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Mr. Joseph Foti
May 27, 2005
Page 3


     agreement. In this regard, supplementally tell us how you determined that you did not have significant continuing involvement in Barden Nevada supporting your discontinued operations accounting treatment. See paragraph 42 of SFAS 144 and EITF 03-13. We may have further comments.

     RESPONSE: Paragraph 42 of SFAS 144 indicates that the "results of operations of a component of an entity that...has been disposed of...shall be reported in discontinued operations...if both of the following conditions are met: (a) the operations and cash flows of the component have been...eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction."

     With regard to item (b), the Staff has identified certain matters as potential indicators that the Company has a significant continuing involvement with Barden Nevada Gaming, LLC ("Barden Nevada") following its spin off on December 31, 2003. We evaluated each of these matters in connection with our initial determination of whether to report Barden Nevada as a discontinued operation in our financial statements. That evaluation took into account the provisions of Issue 2 of EITF 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations". Both quantitative and qualitative factors regarding the Company's contractual arrangements with Barden Nevada were considered, as required by paragraph 10 of that EITF, and we specifically addressed the factors identified in paragraph 11 of that EITF. The results of our evaluation were as follows:

     - The Company does not maintain an ownership interest or any voting control with respect to Barden Nevada.

     - With respect to arrangements that could result in an indirect means of affecting Barden Nevada's operating or financial policies, we did consider the fact that the Company has entered into an arrangement with Barden Nevada to provide certain support and administration functions on a cost-reimbursement basis. These functions include: (i) certain human resources related services including coordination of benefits and benefit administration, wage rate evaluation for employees, legal review of claims and development of proposed policies and procedures (but not decision making relating to such actions);
          (ii) legal and internal audit oversight services (to meet minimum required internal controls mandated by the Nevada gaming authorities):
          (iii) risk management and information technology assistance; (iv) marketing and advertising services which Barden Nevada engages the Company to perform; and (v) and certain services related to facilities expansion and design..

     - Although the Form 8-K filed December 31, 2003 referenced a management services agreement, the agreement is entitled "Expense Sharing Agreement," which, as described above, more accurately describes the substance of such agreement. In particular, the



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Mr. Joseph Foti
May 27, 2005
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          Company is not engaged in management decision making at Barden Nevada.
          The Company's role in these matters is not, in our judgment, "sufficient to enable the ongoing entity to exert significant influence over the disposed component's operating and financial policies", as outlined in the EITF. Such operating and financial management is carried out by Barden Nevada's General Manager and Controller, which individuals are not employees of the Company, and report directly to Barden Nevada's owner and not the Company's management.

     - Finally, we also considered that the cost of these services - at approximately $1.1 million in 2004 - represented approximately 2.0% of Barden Nevada's overall operating expenses of $51.8 million. We do not consider this to indicate a "significance of the contract or arrangement to the overall operations of the disposed component," which is a factor to be considered in applying the EITF.

     With respect to the licensing of the "Fitzgerald's" name, we point out that such license was essentially distributed to Barden Nevada as part of the spin-off, because of the fact that the license is granted in perpetuity and the Company receives no royalty or other continuing cash flows from Barden Nevada for such license. Accordingly, we do not believe that this matter impacts our ability to account for Barden Nevada as a discontinued operation.

     Finally, as noted by the Staff, on January 1, 2004, we extended a short-term line of credit to Barden Nevada, which was not drawn upon prior to its termination on December 31, 2004. The reason for the short-term line of credit was to provide liquidity if necessary. The $1.0 line of credit line of credit represented less than 3.0% of Barden Nevada's capitalization when issued.

     Please note that our outside lending arrangements permitted the Company to make up to $5.0 million available to Barden Nevada. Barden Nevada generates positive cash flows from operations and it was not considered essential to its ability to continue as a going concern. In March 2005, a new line of credit was provided to Barden Nevada in the amount of $5.0 million, of which $3.6 million was drawn at March 31, 2005. The line of credit matures on October 7, 2007, and the Company charges interest on the borrowings at a rate equivalent to the borrowing rate under the Company's credit facility. This new line of credit does not change our analysis regarding accounting for Barden Nevada as a discontinued operation.

     A qualitative factor that needs to be considered regarding our presentation of Barden Nevada as a discontinued operation has to do with financial information that is now pertinent with the Company's bondholders and analysts. On October 7, 2003, the Company refinanced substantially all of its outstanding debt. On that date, Barden Nevada became an unrestricted subsidiary of the Company and a non-guarantor of the new debt issued by the Company as a result of the refinancing transactions. The Company files reports with the SEC pursuant to the contractual obligations in its indenture governing its 9 1/2% Senior Secured Notes. Since Barden Nevada is not a guarantor of the notes, the financial position, operating activities and cash flows of Barden Nevada are not relevant to the Company's bondholders. We believe



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Mr. Joseph Foti
May 27, 2005
Page 5



     that to reflect Barden Nevada as anything but a discontinued operation would create confusion over the Company's pertinent financial results.

     For the above reasons, we believe that presentation of Barden Nevada as a discontinued operation is appropriate.

Note 3. Basis of Presentation

Concentration of Credit Risk, page F-10

4. We note your disclosure that you have established an allowance for doubtful accounts related to your accounts receivables, which approximates fair value. Please supplementally tell us, and disclose in future filings, a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, the policy for charging off uncollectible loans and trade receivables, and the policy for determining past due or delinquency status. See paragraph 13a-c of SOP 01-6.

     RESPONSE: The primary source of our accounts receivables is from the extension of credit, in the form of markers (which are basically draft instruments), to our casino customers and the cashing of checks (personal, payroll, travelers, etc). The extension of credit or cashing of checks is granted after the evaluation of the customer's credit worthiness. The evaluation could result in the granting of immediate credit (limited to certain amounts) with appropriate identification, or higher amounts of credit after obtaining a credit history from an information service bureau. We also have receivables that are created from commissions due from certain third parties for whom we perform services (ATMs and credit and debit card cash advance services), leases of retail space in our casinos to third parties, amounts due on hotel rooms and ancillary hotel related charges, and credit card charges that have not been submitted for processing or are currently in processing, but for which our bank account has not been credited with the funds.

     A receivable is recognized at the time the credit is provided or the service is performed for our customers (or at the time the bank notifies us that draft instrument is going to be returned), or in the event of commissions and leases, when earned.

     An account is considered past due or delinquent when payment is not received timely or a draft is returned from the bank. We look at individually large accounts for specific determination of collection. In addition, we look at the aging of those receivables that are not individually large enough to warrant a specific review, to establish the allowance for doubtful accounts. Our property management teams will generally establish greater allowances as a percentage of the total balance, based on the age of the receivable, and which percentage is based on our historical experience. We also establish an initial allowance on all returned items based on our historical collection experience. In addition, unless we have specific payment arrangements with a customer, we will not carry any receivable at less than 100% allowance after it is 120 days past-due, as our experience shows that the collection is

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Mr. Joseph Foti
May 27, 2005
Page 6


     remote. Of course, those receivables that we know will not be collected (fraud, bankruptcy, etc.) are fully provided for when we obtain an indication that they will not be collectable. We have not experienced any fiscal quarters in which provisions for, or recoveries on, our receivables have been material to our financial statements.

     Our properties use credit committees to evaluate receivables, implement collection methods, establish the allowance for doubtful accounts, and recommend accounts be written off. Credit committees are made up of senior management at our casino properties, and meet on a regular basis. Accounts are generally written off when all methods of collection that we can legally employ have failed to result in payment. Also, we will write off accounts when we know collection is remote. Our credit committees make those determinations.

     In future filings on Form 10-K, we will summarize the above information and provide a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, the policy for charging off uncollectible loans and trade receivables, and the policy for determining past due or delinquency status, as required by paragraph 13a-c of SOP 01-6. We do not believe that such disclosure is material for our quarterly filings on Form 10-Q, but if there is a change in our accounting policies and methodologies that would require disclose, we will disclose that change in our quarterly filing on Form 10-Q for the quarter in which the change occurs.

Goodwill, page F-11

5. In future filings, please disclose the information required by paragraph 45(c) of SFAS No. 142.

     RESPONSE: We have reviewed the reporting requirements of paragraph 45(c) of SFAS No. 142 as it pertains to our December 31, 2004 financial statements. Paragraph 45(c) of SFAS No. 142 requires us to disclose in the financial statements or notes to the financial statements for each period for which a statement of financial position is presented the changes in the carrying amount of goodwill during the period including:

     (1)      The aggregate amount of good-will acquired.

              For each of the two years ended December 31, 2004 and 2003, the Company did not acquire any goodwill.

     (2)      The aggregate amount of impairment losses recognized.

              For each of the two years ended December 31, 2004 and 2003, the Company did not recognize an impairment loss on goodwill.

     (3) The amount of goodwill included in the gain or loss on disposal of all or a portion of a reporting unit.


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Mr. Joseph Foti
May 27, 2005
Page 7


              For each of the two years ended December 31, 2004 and 2003, there was no goodwill included in the gain or loss of disposal of all or a portion of a reporting unit. On July 12, 2004, the Company entered into a transaction to sell substantially all of the assets related to one of its reporting units, Barden Colorado Gaming, LLC. The sale was due to close on May 2, 2005. At the time the Company entered into the definitive sale agreement, the Company classified those assets to be sold as held for sale. This included approximately $1.9 million of goodwill that was on the balance sheet of Barden Colorado Gaming, LLC. There was no gain or loss to be recognized since at December 31, 2004, the sale had not been consummated. In addition, there was no impairment since the gross proceeds from the sale ($66.0 million) was far greater than the $28.0 million net carrying value of the assets to be sold as disclosed in note 7 to the Company's December 31, 2004 financial statements. On April 14, 2005, the parties mutually agreed to terminate the definitive sale agreement related to Barden Colorado Gaming, LLC, as disclosed in our quarterly report on Form 10-Q for the quarter ended March 31, 2005.

              In future filings on Form 10-K, the Company will disclose the information required by paragraph 45(c) of SFAS No. 142. Also, if prior to our filing of our fiscal year third quarter Form 10-Q there is an event that triggers disclosure pursuant to paragraph 45(c) of SFAS No. 142, the Company will disclose that event and the impact on goodwill in its quarterly filing on Form 10-Q for the quarter in which the event occurs.

Note 7. Discontinued Operations

Fitzgeralds Las Vegas, page F-14

6. We note that you recorded an impairment loss of $10 million at December 31, 2003 in connection with the spin-off of Fitzgeralds Las Vegas. In this regard, supplementally explain to us why an impairment loss was not recognized in a prior period. See paragraph 7 of SFAS No. 144. We may have further comments.

     RESPONSE: Paragraphs 27 of SFAS 144 indicates the following (emphasis added): "a long-lived asset to be disposed of other than by sale (for
     example....in a distribution to owners in a spinoff) shall continue to be classified as HELD AND USED until it is disposed of. For purposes of this Statement, a long-lived asset... to be distributed to owners in a spinoff is disposed of when it is exchanged or distributed."

     We note that if an asset is tested for recoverability while it is classified as "held and used", the estimates of future cash flows used in that test shall be based on the use of the asset for its remaining useful life, assuming that the disposal transaction will not occur (paragraph 29). Accordingly, during 2003, we performed a test of the recoverability of Fitzgerald's Las Vegas using its expected cash flows assuming no spin off were to take place. Our analysis indicated that the operation had adequate cash flows, and was not impaired.


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Mr. Joseph Foti
May 27, 2005
Page 8


     We note that SFAS 144 requires that, at the time of the spin-off, the Company should then account for a gain or loss at the time of the transaction, based on the fair value of the entity transferred to shareholders. Specifically, Appendix B of FAS 144 indicates the following (emphasis added): "Under [Accounting Principles Board] Opinion 29...the distribution of a long-lived asset to owners in a spinoff is based on the recorded amount, after reduction, if appropriate, for an indicated impairment of value of the asset...distributed...This Statement requires that an indicated impairment of value of a long-lived asset that is...distributed to owners in a spinoff be recognized if the CARRYING AMOUNT OF THE ASSET (DISPOSAL GROUP) EXCEEDS ITS FAIR VALUE AT THE DISPOSAL DATE."

     Shortly before the spinoff, the Company received indications of fair value of Fitzgerald's Las Vegas (primarily through offers from third parties) that indicated the market value of the casino was approximately $27.0 million, as opposed to its carrying value of $37.0 million. Accordingly, at the time of spin off, the Company concluded that a loss should be recognized because the carrying amount of the asset exceeded its fair value at the disposal date.

     In summary, in accordance with specific guidance in SFAS 144, the asset was evaluated (i) as held for use and not impaired under that model prior to disposal, and (ii) was then evaluated using fair market value and was impaired under that model at the date of disposal. For this reason, the loss was not recognized in a period prior to spin off.

Selected Quarterly Data

7. In future filings, please present selected quarterly data. See Item 302 of Regulation S-K.

     RESPONSE: Item 302(a)(5) of Regulation S-K provides that "[t]his paragraph
     (a) applies to any registrant, except a foreign private issuer, that has securities registered pursuant to Sections 12(b) (other than mutual life insurance companies) or 12(g) of the Exchange Act." Please note that the Company has no securities registered pursuant to Sections 12(b) or 12(g) of the Exchange Act. The Company is a "voluntary filer" and makes filings solely because of a covenant in its indenture in connection with its 9 1/2% Senior Secured Notes.

     Accordingly, the Company does not believe that it is required to present selected quarterly data under the Item cited by the Staff.

Audited Financial Statements of Buffington Harbor Riverboats, L.L.C.

Report of Independent Auditors, page F-38

8. We note that the auditors report makes reference to conducting the audit in accordance with auditing standards generally accepted in the United States. Please confirm that the auditors performed their engagement in accordance with standards of the Public Companies Accounting Oversight Board (PCAOB) and ensure that in future filings, your auditors make reference to those standards in their audit report. See PCAOB Auditing Standard No. 1.

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Mr. Joseph Foti
May 27, 2005
Page 9


     RESPONSE: An auditor is required to comply with PCAOB No. 1 when he or she issues a report for an issuer or plays a substantial role in the audit of an issuer's financial statements. Ernst & Young ("E&Y") was engaged by BHR to audit BHR's financial statements in accordance with generally accepted accounting principles. Those financial statements are included in the annual report of the Company filed on Form 10-K to meet the requirements of Rule 3-09 of Regulation S-X, but BHR is not a stand-alone issuer. PricewaterhouseCoopers ("PwC") is the auditor of The Majestic Star Casino, LLC (the registrant). The audit report of E&Y was not used in connection with the preparation of the registrant's financial statements. Also, the auditor of the registrant, PwC, did not place reliance on the audit by E&Y of BHR. Therefore, the registrant filed the report of E&Y as originally issued to BHR, which was not required to include the language mandated by PCAOB No. 1.

                                      * * *



Company Statement

         The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes in response to Staff comments in the filings do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please feel free to call me at (702) 388-2224 with any questions.

                                    Very truly yours,

                                    /S/ JON S. BENNETT

                                    Jon S. Bennett
                                    Vice President and Chief Financial Officer